DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T 212.335.4970

F 212.884.8470

June 9, 2011

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.

Registration Statement on Form S-1

Filed April 28, 2011

File No. 333-173775

Dear Mr. Owings:

On behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), we hereby submit to you Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) reflecting changes made in response to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 25, 2011 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the Comment Letter, followed by the Company’s responses to the Staff’s comments.

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In this regard, please disclose the number of shares you plan to register, as this information is not permitted to be omitted pursuant to Rule 430A. See Rule 430A of the Securities Act, and refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and confirms that it will provide the omitted information in a future pre-effective amendment when such information is known. The Company confirms that such information will be included prior to any distribution of the preliminary prospectus and that it will allow the Staff sufficient time to review the Company’s complete disclosure prior to any request for effectiveness.

2.	Please provide pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. The pro forma financial information should consist of a pro forma condensed balance sheet, pro forma condensed statements of operations and accompanying explanatory notes. Where a limited number of pro forma adjustments are required and those adjustments are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma condensed balance sheet and pro forma condensed statements of operations. In any event, the pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which the pro forma information is presented, and include disclosures which clearly explain the assumptions involved.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has provided pro forma financial information in a separate section of the prospectus on pages 29-31 of Amendment No. 1. As allowed by Article 11-02(b) of Regulation S-X, since there are a limited number of adjustments, the Company has provided a narrative description of the pro forma effects of the described transactions, together with consolidated pro forma balance sheet and statement of operations data, in lieu of a pro forma consolidated balance sheet and consolidated statements of operations.

3.	Please file all required exhibits, such as the underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

RESPONSE TO COMMENT 3: The Company informs the Staff that it has filed all currently available exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K and confirms that it will file all remaining exhibits as soon as practicable in a future pre-effective amendment. The Company will provide the Staff sufficient time to review the exhibits before the Company requests that the Registration Statement become effective.

4.	Please provide the disclosure required by Item 201(b) of Regulation S-K.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has disclosed the number of holders of each class of common equity of the Company as of the latest practicable date in the second paragraph of page 96 of Amendment No. 1.

Registration Statement Cover Page

5.	Please indicate by check mark whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company.

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company has included the requested disclosure on the cover page of Amendment No. 1.

Prospectus Summary, page 2

6.	We note that you have provided repetitive disclosure. For example, your disclosure in Our Company on page 1 is almost identical to your Business disclosure on page 50. The note to Rule 421(b) in Regulation C states that you should avoid repetitive disclosure that increases the size of the prospectus but does not enhance the quality of the information. Mere repetition of the same language or ideas does not enhance the quality of the disclosure in your prospectus. Accordingly, revise the summary to highlight each item of key information one time, and include a more complete description of each item only once in the body of your prospectus.

RESPONSE TO COMMENT 6: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 through 4 of Amendment No. 1 to highlight each item of key information one time and to avoid repetitive disclosure.

7.	We note your use of qualitative and comparative statements in your prospectus, including the following:

•	“We are one of the world’s largest, multi-channel specialty tea retailers….,” page 1;

•	We are “the largest US specialty tea retailer….,” page 1;

•	“…$5.2 billion US tea market,” page 1;

•

“Tea consumption in the United States is much lower than the rest of the world….” and “…US consumers have not historically consumed loose-leaf tea at the same level as consumers elsewhere in the world,” page 2;

•	“…with the United States ranking 22nd among all countries in per capita loose-leaf and bagged tea consumption,” page 52;

•	The higher per capital consumption of tea throughout the world…,” page 52; and

•	The statements attributed to Mintel International Group and Euromonitor International.

These are only examples. If the statement represents management’s belief, please revise your disclosure to indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please disclose the source of the information in the filing and provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

RESPONSE TO COMMENT 7: Contemporaneously with this filing, the Company is providing to the Staff a supplemental binder containing: (a) a table identifying each third-party statement in Amendment No. 1 as well as the corresponding cross-reference to Amendment No. 1 and the applicable tab number in the binder containing the applicable third-party report; (b) marked copies of all third-party research cited in various places in Amendment No. 1; and (c) third-party consents to reference all reports cited in Amendment No. 1 that are not publicly available. Except for the information provided by Mintel International Group Limited, all third-

party statements in Amendment No. 1 are either from publicly available sources for which the Company did not pay a fee or from subscription-based third-party research reports for which the Company either paid the standard subscription fee or obtained the consent of the publisher to use such statement in Amendment No. 1.

In addition, the Company has revised its disclosure on pages 1, 2, 36, 56 and 57 of Amendment No. 1 to indicate that certain statements represent management’s belief and to include an explanation of the basis of such belief.

Risk Factors, page 4

8.	Please revise your fifth summary risk factor to make clear that your business is dependent on a single discretionary product category and that is why you are vulnerable to changes in consumer preferences.

RESPONSE TO COMMENT 8: In response to the Staff’s comment, the Company has revised its disclosure in the fifth summary risk factor on page 4 of Amendment No. 1 as requested.

Risk Factors, page 10

9.	Please delete the last sentence of the first paragraph in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

RESPONSE TO COMMENT 9: In response to the Staff’s comment, the Company has deleted the last sentence of the first paragraph from page 9 of Amendment No. 1 as requested.

Use of Proceeds, page 25

10.	Please revise to clarify whether you intend to repay all or a portion of the outstanding indebtedness under your amended revolving credit facility and, if the latter, the portion that you intend to repay.

RESPONSE TO COMMENT 10: In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1 in relation to its amended revolving credit facility as requested.

11.	We note your statement that “our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds from this offering.” While you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and you must indicate the alternatives to such use. Please revise accordingly. Refer to Instruction 7 of Item 504 of Regulation S-K.

RESPONSE TO COMMENT 11: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not intend to change the use of proceeds or reserve the right to change the use of proceeds. The Company has revised its disclosure on page 24 of Amendment No. 1 to clarify that management’s discretion in the “application of the proceeds” refers only to the amount and timing of payments made for working capital and capital expenditure requirements, not to the use of proceeds generally.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

12.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your disclosure that you have experienced rapid growth, including a 38.6% compound annual growth rate from 2006 to 2010. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent that past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

RESPONSE TO COMMENT 12: In response to the Staff’s comment, the Company respectfully advises the Staff it has considered the disclosure requirements in Item 303 of Regulation S-K and SEC Release No. 33-8350 and has revised and clarified its discussion concerning known material trends and uncertainties on pages 36 and 37 of Amendment No. 1 as requested.

13.	We note your disclosure “Our new store model anticipates a target store size of 900 to 1,000 square feet that achieves annual sales of $600,000 to $700,000 in the first year of operation, which is below the historical average for our new stores. Our new store model also assumes an average new store investment of approximately $200,000 to $250,000, which is below the historical average for our new stores.” Please expand your discussion to explain why your new store model would use numbers that are below your historic average.

RESPONSE TO COMMENT 13: In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded its discussion of its new store model on pages 37 and 63 of Amendment No. 1 as requested.

14.

We note your statements here and throughout your filing that you “have identified the sites sufficient to expand [y]our store base to 500 stores through 2015” and that you “plan to open approximately 50 stores in fiscal 2011 and 60 stores in fiscal 2012.” Please revise to clarify whether you have any arrangements, understandings or agreements in place with respect to these sites and stores.

Please also clarify whether the “sites” you have identified are general geographic areas, such as the cities in which you plan to open stores, or specific store sites, such as the malls or shopping centers in which you plan to open stores.

RESPONSE TO COMMENT 14: In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 36, 60 and 63 of Amendment No. 1 to reflect the number of agreements in place, as well as the nature of the sites (i.e. malls, lifestyle centers and other high sales volume retail venues) with respect to its new store expansion plan.

Liquidity and Capital Resources, page 42

Revolving Credit Facility, page 44

15.	Please disclose in this section the amounts outstanding under the credit agreement, undrawn face amounts on letters of credit, and availability under the credit agreement as of a recent date.

RESPONSE TO COMMENT 15: In response to the Staff’s comment, the Company has revised its disclosure regarding the revolving credit facility on page 50 of Amendment No. 1 as requested.

Contractual Obligations, page 45

16.	Please disclose that operating lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. Please refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE TO COMMENT 16: In response to the Staff’s comment, the Company has revised its disclosure on page 51 of Amendment No. 1 regarding the operating lease obligations included in the schedule of Contractual Obligations as requested.

Critical Accounting Policies and Estimates, page 46

17.

Please describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE TO COMMENT 17: In response to the Staff’s comment, the Company has revised its disclosures under the headings “Inventory,” “Self-funded Medical Insurance,” and “Stock-based Compensation” on pages 52, 54 and 55 of Amendment No. 1 as requested. The Company respectfully advises the Staff that it has considered the disclosure requirements in Item 303(a)(3)(ii) of Regulation S-K and believes that the nature of its business is such that the need for management to make significant estimates and assumptions in preparing the Company’s financial statements in areas such as revenue recognition is minimized. For this reason, the Company has deleted any discussion of revenue recognition in this section.

Fair Value Measurements, page 47

18.	We note that you conducted a valuation analysis with the assistance of an investment bank to determine the fair value of your common stock at each grant date for options made under your 2004 management Incentive Plan. Please disclose whether you conducted a valuation analysis with the assistance of an unrelated third party valuation specialist to determine the fair value of your common stock as of each reporting date and whether the valuations were contemporaneous or retrospective. If you did not conduct valuations at each balance sheet date, please disclose this fact and discuss how you were otherwise able to determine fair value of the securities. In addition, please provide the following additional disclosures:

•	A detailed discussion of the significant factors, assumptions and methodologies used to determine the fair value of your common stock as of each reporting date;

•	A discussion of the internal and external factors or events contributing to the increase in the fair value of your common stock during the most recent year; and

•

To the extent the estimated IPO price differs significantly from the fair value of your common stock at January 30, 2011, please provide a narrative discussion of the internal and external factors or events contributing to the difference.

RESPONSE TO COMMENT 18: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 54 of Amendment No. 1 regarding the valuation methodologies used to value its Class B redeemable common stock as requested. The Company supplementally advises the Staff that it used two methods to determine the estimated fair value of our Class B redeemable common stock, as follows:

(1)

For all reporting periods up to and including January 31, 2010, the Company utilized a combination of valuation methodologies including an income approach using an analysis of expected future discounted cash flows and a market approach for similar private and public companies. These valuations were performed by an investment bank specializing in the restaurant and retail industries that has a minority interest in Teavana Investment LLC, a current stockholder of the Company (which holds all of the Series A redeemable preferred stock and Class B redeemable common stock of the Company) and whose founder and managing partner is a former board member of the Company and principal equityholder of Rocket Tea LLC, a current stockholder of the Company (less than 1%).

(2)	For the periods ended January 30, 2011 and May 1, 2011, the Company used a market approach with the assistance of unrelated, third-party investment banks in conjunction with the Company’s IPO process.

19.	Please tell us amount of the discounts applied to the fair value of your common stock based on your net enterprise value to reflect the lack of liquidity and control and the factors you considered in determining such discounts, including company-specific, industry-related and economic-related factors. Please also explain to us how you assessed the probability of a triggering event and why you believe that the discounts are reasonable under the circumstances.

RESPONSE TO COMMENT 19: In response to the Staff’s comment, the Company respectfully advises the Staff, as noted in response to Comment 18, that (i) for periods up to and including January 31, 2010, it applied a combination of valuation methodologies to determine the fair value of its common stock including an income approach using an analysis of expected future discounted cash flows and a market approach for similar private and public companies, and (ii) subsequent to and including January 30, 2011 and May 1, 2011, it applied a market approach. For the discounted cash flow methodology used in the January 30, 2010 valuation and at reporting dates prior to that date, an appropriate discount rate, reflecting the degree of risk associated with the Company’s forecasts and future capital leverage, was applied in the computation of the weighted average cost of capital. For the market approach applied to determine the fair value of the Company’s common stock as of January 30, 2011 and May 1, 2011, the Company did not apply a marketability discount to the fair value of its common stock based on its net enterprise value in view of the fact that the valuations of its common stock were performed for reporting dates within six months of the Company’s estimate initial public offering date. As such, the Company considered the public offering to be imminent and probable and therefore did not believe a discount to be appropriate. The Company has included disclosure to this effect in its discussion under “—Valuation Methodologies Used in Determining Fair Value” on page 54 of Amendment No. 1.

Business, page 50

20.	Please include the disclosure regarding foreign revenues and long-lived assets required by Item 101(d) of Regulation S-K, or tell us why such disclosure is unnecessary.

RESPONSE TO COMMENT 20: In response to the Staff’s comment, the Company respectfully advises the Staff that it has reviewed the disclosure required by Item 101(d) of Regulation S-K and concluded that the disclosure was unnecessary due to the immateriality of its foreign revenues and long-lived assets. Total revenue derived from foreign operations (which consist exclusively of franchised stores operated by franchisees under the Company’s International Development Agreement with Casa Internacional del Te, S.A. de C.V.) was less than one percent in the previous two fiscal years. The Company has not included any disclosure of long-lived assets located in foreign countries because it does not currently have any assets located in foreign countries.

Compensation Discussion and Analysis, page 72

21.	We note your statements that you set compensation based in part on “prevailing market conditions.” We further note that the components of your compensation are “largely consistent with the forms of compensation provided by other companies.” It would appear that you are comparing your compensation to other companies’ compensation. If you engage in benchmarking in setting these amounts, please identify the benchmark and its components, pursuant to Item 402(b)(2)(xiv). See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE TO COMMENT 21: In response to the Staff’s comment, the Company hereby advises the Staff that for fiscal 2010, it did not engage in “benchmarking” as contemplated by Item 402(b)(2)(xiv) of Regulation S-K when making compensation decisions. Instead, compensation decisions were made by the Company’s Board of Directors based upon their experience with private equity-backed companies and the executive compensation practices of such companies. In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1 to disclose that the Company had not taken any benchmarking processes or used the services of an independent compensation consultant.

Actions Taken Subsequent to Fiscal 2010, page 78

22.	In your description of the employment agreements you refer to certain definitions “as such term is defined in the agreement.” Please revise to explain these terms without reference to other documents.

RESPONSE TO COMMENT 22: In response to the Staff’s comment, the Company has revised its disclosure on pages 85 and 86 of Amendment No. 1 to provide the definitions for the defined terms without reference to other documents.

2011 Equity Incentive Plan, page 84

23.	You state that your description of the plan is qualified in their entirety by reference to the full text of the plan. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

RESPONSE TO COMMENT 23: In response to the Staff’s comment, the Company has revised its disclosure on pages 91 of Amendment No. 1 to delete the qualification.

Certain Relationships and Related Party Transactions, page 87

24.	Please disclose in this section your contract with a stockholder, pursuant to which the stockholder agreed to provide financial advisory and management services to you, or tell us why you are not required to do so.

RESPONSE TO COMMENT 24: In response to the Staff’s comment, the Company respectfully advises the Staff that the advisory and management services contract has been disclosed on page 95 of Amendment No. 1 under the heading “Advisory Services Agreement.”

The Company hereby makes reference to the telephone conversation between the undersigned and Scott Anderegg on May 27, 2011. The Company has revised Note 11 on page F-20 of Amendment No. 1 to clarify that the services contract is with the advisory firm that manages certain investments on behalf of the private equity investment fund that holds substantially all of the ownership interest in Teavana Investment LLC, a current stockholder of the Company.

Principal and Selling Stockholders, page 90

25.	Please revise to disclose the number of shares to be sold by the selling stockholders in the offering, and the number and percentage of shares to be owned by the selling stockholders after the offering, both in the event that the underwriters do exercise the over-allotment option and do not exercise the over-allotment option. Please ensure that your introductory paragraph to the table and footnote 1 clearly explain how you determined the number and percentage of shares owned in each case, including whether the fifth and sixth columns of the table assume the sale of all shares being offered by the prospectus.

RESPONSE TO COMMENT 25: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and confirms that it will provide the omitted information in a future pre-effective amendment when such information is known. The Company has revised the table on page 96 of Amendment No. 1 to indicate the number and percentage of shares to be owned by the selling stockholders after the offering, both in the event that the underwriters do exercise the over-allotment option in full and do not exercise the over-allotment option at all.

Underwriting, page 101

26.	Please revise the second table to disclose the offering price, underwriting discount, proceeds to the company and proceeds to the selling stockholders on both a per share and aggregate basis both in the event the underwriters exercise the over-allotment option and do not exercise the over-allotment option.

RESPONSE TO COMMENT 26: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and has revised the second table on page 107 of Amendment No. 1 to clarify that the columns titled “With Option” and “Without Option” relate to aggregate, and not per share, amounts. The Company respectfully notes that the per share public offering price, underwriting discount, proceeds, before expenses, to the Company and to the selling stockholders would be unaffected by the exercise of the over-allotment option.

Where You Can Find More Information, page 107

27.	We note your disclosure that “as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.” As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

RESPONSE TO COMMENT 27: In response to the Staff’s comment, the Company acknowledges the Staff’s comment and has revised its disclosure on page 113 of Amendment No. 1 accordingly.

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

28.	Please parenthetically disclose the cost of goods sold line item is “exclusive of depreciation shown separately below.”

RESPONSE TO COMMENT 28: In response to the Staff’s comment, the Company has revised the cost of goods sold line item in its Consolidated Statement of Operations on page F- 4 of Amendment No. 1 and Condensed Consolidated Statement of Operations on page F-24 of Amendment No. 1 as requested.

Note 1. Business and Summary of Significant Accounting Policies, page F-14

Segment Reporting, page F-7

29.	We note that you have identified company owned stores and your e-commerce website as operating segments and that these segments have been aggregated into one reportable segment. Please tell us whether discrete financial information for your franchise operations is available and included in the information/reports regularly reviewed by your chief operating decision maker, and why franchise operations are not treated as a separate component. Please also tell us in detail why company owned stores and e-commerce operating segments have similar economic characteristics given that the gross margin of company owed stores includes occupancy costs. In addition, please refer to ASC 280-10-50-21 and tell us your consideration of disclosing the factors used to identify reportable segments, including the basis of organization.

RESPONSE TO COMMENT 29: In response to the Staff’s comment, the Company respectfully advises the Staff as follows.

The Company has considered the aggregation criteria per ASC 280-10-50-11, which permits the aggregation of operating segments that exhibit similar long-term financial performance and share a number of other similar characteristics as follows:

(a)	nature of products and services;

(b)	nature of production processes;

(c)	the type or class of customer for their products and services;

(d)	methods used to distribute their products or provide their services; and

(e)	the nature of the regulatory environment.

As of January 30, 2011, the Company had approximately 146 company stores, an e-commerce channel (primarily its website), and 15 franchised stores accounting for 92%, 7% and approximately 1% of net sales, respectively. At present, franchise royalties are considered immaterial and not part of the Company’s core operating model. Based on the discussion below, the Company’s management believes that the aggregation criteria have been met, allowing the consolidation of store and e-commerce operations into one reportable segment.

E-commerce and store operations share similar economic characteristics including sales mix, average order size (excluding shipping costs), and the pricing of tea and tea-related merchandise. Additionally, there are no significant differences in gross margins between store operations and e-commerce (historically in a range of 5%). Although store operations do include occupancy costs (which e-commerce does not), this difference is mitigated by other costs borne by e-commerce related directly to its operations and marketing that store operations do not bear. Further, all of the Company’s company-owned stores and its e-commerce channel sell the same range of teas and tea-related merchandise and utilize consistent branding. E-commerce is considered to be an extension of the store experience rather than a separate division and the Company believes that most of the traffic on the Company’s website is generated from customers who also shop at company-owned stores and share similar demographics. All of the company-owned stores, as well as the Company’s store support center, and virtually all of its e-commerce sales are located in the United States. Additionally, all stores, as well as e-commerce shipments, are stocked through the Company’s distribution center in Connecticut. These considerations used to identify the Company’s single reportable segment have been disclosed in our financial statements on page F-7 of Amendment No. 1.

After concluding that the aggregation criteria were met, the Company considered the quantitative criteria per ASC 280-10-50-12, which requires that a public entity report discrete information regarding individual operating segments meeting or exceeding certain defined thresholds. As of January 30, 2011, net sales from company-owned stores, the e-commerce channel and franchise operations accounted for 92%, 7% and approximately 1%, respectively. Therefore, net sales from each of franchise operations and e-commerce is below the 10% of combined revenue threshold. Further, the second quantitative criterion defined in ASC 280-10-50-12 (percentage of absolute profits) does not apply given that net income attributable to e-commerce sales and franchise revenue is not measured separately from stores for internal evaluation purposes. Operating costs are proportionate to the relative percentage of consolidated sales for each. Finally, the third quantitative criterion defined in ASC 280-10-50-12 (percentage of assets) does not apply given that that the Company does not allocate specific assets or tangible resources to any of these divisions.

The Company will continue to monitor the evolution of its store operations, e-commerce channel and franchise operations. If the qualitative and quantitative segment reporting criteria discussed above become applicable, the Company will provide the appropriate segment reporting disclosures at that time.

Property and Equipment, page F-8

30.	Please revise to clarify whether leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lease term.

RESPONSE TO COMMENT 30: In response to the Staff’s comment, the Company has revised the disclosure in Note 1 under the heading “Property and Equipment” on page F-8 of Amendment No. 1 to provide the requested clarification.

Revenue Recognition, page F-9

31.	Please disclose whether you give customers the right to return products and your accounting policies for sales returns.

RESPONSE TO COMMENT 31: In response to the Staff’s comment, the Company has revised Note 1 under the heading “Revenue Recognition” on page F-10 of Amendment No. 1 to provide the requested disclosure and state that to date, product returns have been immaterial.

32.	Please tell us the method you use to determine the amount of gift card breakage, when and how you recognize breakage in income and when the likelihood of gift card redemptions is considered remote. Please also provide us with a summarized analysis of historical gift card breakage data used to determine the breakage rate and amortization period.

RESPONSE TO COMMENT 32: In response to the Staff’s comment, the Company respectfully advises the Staff as follows.

The Company’s policy is to recognize revenue from gift card breakage at the point that redemption by the customer is considered to be remote. Revenue from gift card breakage represented approximately 0.02% of revenue in fiscal 2010 and less than 0.01% of revenue in the first quarter of fiscal 2011.

In formulating its policy for the recognition of revenue from gift card breakage, the Company has considered the guidance under FASB ASC 605-15-25-1 through 15-25-4. The guidance under FASB ASC 605-15-25-1 through 15-25-4 addresses the right to return products and permits revenue recognition in certain circumstances based on estimated breakage as long as the estimate is reasonable and reliable. This guidance has been used by analogy, extending the application of breakage estimates to other rights as well. In a speech on December 5, 2005, the SEC staff addressed the issue of a vendor’s derecognition of a deferred revenue obligation in the absence of performance. The SEC staff indicated that derecognition may be acceptable (a) when the vendor can demonstrate that (i) the possibility that the customer will require performance is remote or (ii) the vendor has been legally released from the obligation to perform, or (b) on the basis of actual redemption experience.

The Company manages its gift card program through Teavana Gift Company, a wholly-owned subsidiary incorporated in the State of Colorado. The Company has established a policy that it will recognize revenue (derecognize deferred revenue) of up to $25 of the unused balance (Colorado escheat law provides an exemption of up to $25 per gift card) of any gift card that has been outstanding for longer than three years. No breakage revenue is recognized until a gift card has been outstanding for at least three years. Gift cards with remaining balances above $25.00 will continue to be classified as deferred revenue until such cards have been outstanding for at least five years. Any balances in excess of $25 per gift card that remain unclaimed after five years will be remitted to the State of Colorado in order to comply with that state’s escheat laws.

The Company’s actual redemption history has shown that approximately 5% of gift card revenue is redeemed on cards that have been outstanding longer than three years. Management believes that this historical experience provides reasonable and reliable evidence that redemption on gift cards outstanding longer than three years is considered remote. If breakage revenue increases or becomes significant, the Company will provide additional disclosure in the future.

Note 5. Long-Term Debt, page F-13

33.	We note your disclosure in second risk factor on page 19 that your amended revolving credit facility contains covenants that restrict or limit your ability to pay dividends. Please disclose the restrictions or limitations on the payment of dividends and the amount of net income restricted or free from restriction. Please refer to Item 4-08(e)(1) of Regulation S-X.

RESPONSE TO COMMENT 33: In response to the Staff’s comment, , the Company has revised the disclosure in Note 5 on page F-14 of Amendment No. 1 to provide the requested disclosure.

Note 6. Common and Preferred Stock, page F-14

34.	Please tell us the nature of the debt discount recognized upon the sale of the Series A redeemable preferred stock.

RESPONSE TO COMMENT 34: In response to the Staff’s comment, the Company respectfully advises the Staff that on December 15, 2004, the Company issued 2,431,909 shares of Class B Common Stock and 10,683,333 shares of Series A Preferred Stock for a combined amount of $10,683,333. The Company allocated the proceeds to each class of stock on a relative fair value basis. The allocation resulted in $4,273,333 of the proceeds being allocated to the Series A Preferred Stock and $6,410,000 of the proceeds being allocated to the Class B Common Stock. The Series A Preferred Stock is mandatorily redeemable and, therefore, has been recorded as a liability in the financial statements. The difference between $10,683,333 and $4,273,333 in respect of the Series A Preferred Stock is treated as a debt discount, with the accretion of the debt discount to the redemption value on the mandatory redemption date of December 15, 2011 recorded as interest expense in the income statement using the effective interest method.

Undertakings, page II-4

35.	Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise. In this regard, please also revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

RESPONSE TO COMMENT 35: In response to the Staff’s comment, the Company has revised pages II-3 and II-4 of Amendment No. 1 to include the undertakings located at Item 512(a)(6) of Regulation S-K.

The Staff has requested that the Company include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. The Company respectfully submits that because its offering is being made in reliance on Rule 430A, the undertakings set forth in Item 512(a)(5)(ii), which apply only to offerings that are subject to Rule 430C, are not required.

Exhibit 10.16

36.	We note that this agreement is missing schedules and exhibits. Please review all your exhibits and confirm that you have filed all related schedules or exhibits. With your next amendment, please file a complete copy of this agreement, including all exhibits, appendixes, attachments and schedules to this agreement or advise why you are not required to file these documents. Please assure that your material contracts on file are complete.

RESPONSE TO COMMENT 36: In response to the Staff’s comment, the Company has re-filed with Amendment No. 1 a complete copy of Exhibit 10.16, including all exhibits, appendixes, attachments and schedules to this agreement. The Company acknowledges the Staff’s comment and confirms that it has filed all related schedules and exhibits and that its material contracts on file are complete.

37.	We note that you do not plan to file as exhibits the Letter Agreement with Parallel, the Contribution Agreement and the International Development Agreement. Please tell us what consideration you gave to the filing of such agreements. Refer to Item 601(b)(4) and (b)(10) of Regulation S-K.

RESPONSE TO COMMENT 37: In response to the Staff’s comment, the Company respectfully advises it has considered the guidance in Item 601(b)(4) and (b)(10) of Regulation S-K and, for the reasons set forth below as to each of the contracts cited in the comment, does not believe that such contracts are required to be filed as exhibits:

•

Letter Agreement with Parallel. The annual payment under this letter agreement has been $250,000 during the periods reported in the Consolidated Financial Statements included in the prospectus, which the Company considers to be immaterial. Further, the payment obligation will be terminated upon the consummation of the offering by way of an amendment to the letter agreement.

•

Contribution Agreement. Substantially all of the indemnification obligations of the Company in respect of the representations and warranties made in the Contribution Agreement expired 24 months after the closing of the transactions contemplated by that agreement (i.e., in December 2006). While the Company continues to be obligated to indemnify the Teavana Investment LLC for breaches of its representations and warranties relating to corporate existence and power, corporate authorization and enforceability, capitalization, properties and sufficiency of assets, plans and material documents and securities compliance without time limit and its representation and warranty as to tax matters for six months past the applicable statute of limitations, the Company’s management believes that in view of the passage of time since December 2004 without any claims for indemnification having been made, the likelihood of any such claims being made is remote.

•

International Development Agreement. As noted above in response to Comment 29, the percentage of the Company’s net sales attributable to its 19 franchise stores (of which the franchise stores opened in Mexico under the International Development Agreement numbered 17 as of May 1, 2011) was only approximately 1%. Accordingly, the net sales attributable to the International Development Agreement are immaterial.

*******

If you have any questions regarding Amendment No. 1, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack

Daniel P. Glennon

Teavana Holdings, Inc.

Lori Turbe

Grant Thornton LLP

Michael J. Schiavone

Shearman & Sterling LLP